EXHIBIT 99.1

NEWS RELEASE DATED JULY 26, 2011

MILL CITY ANNOUNCES DRILL PROGRAM AT MOUNT HINTON
GOLD-SILVER PROJECT, YUKON

July 26, 2011 – Mill City Gold Corp. (TSX-V: MC, FWB: NJ6) ("Mill City" and/or the “Company”) announces that a reverse circulation percussion drill program is scheduled to start at its Mount Hinton Project in the Keno Hill Mining District of central Yukon Territory on August 1.  This drill program replaces an earlier announced excavator trenching program, which was terminated due to unusually heavy rainfall earlier this summer.

The drill will allow more advanced exploration and will better penetrate thick overburden and permafrost, which are common in the Keno Hill District.  The drill program has two objectives.  It will evaluate subsurface continuity of gold-and silver-rich veins exposed in trenches by previous operators and will test beneath untrenched and undrilled gold-in-soil anomalies.

Mill City has an option to acquire a 100% interest in the 400 claim property owned by Rockhaven Resources Ltd. (TSX-V: RK) (“Rockhaven”) covering approximately 82 square kilometers located in the Keno Hill mining district of Yukon, Canada.

For details concerning the Mount Hinton Project, please refer to a Mill City news release dated June 29, 2011.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.